Filed by Waste Connections, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Waste Connections, Inc. (Commission File No. 001-31507)

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EDITED TRANSCRIPT
WCN - Q4 2015 Waste Connections Inc Earnings Call

EVENT DATE/TIME: FEBRUARY 09, 2016 / 01:30PM GMT

OVERVIEW:
WCN reported 4Q15 revenue of $531.9m and GAAP diluted EPS of $0.42. Expects 2016 revenue to be $2.20-2.22b and 1Q16 revenue to be approx. $515m.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

CORPORATE PARTICIPANTS

Ron Mittelstaedt Waste Connections Inc - Chairman of the Board and CEO

Worthing Jackman Waste Connections Inc - CFO

CONFERENCE CALL PARTICIPANTS

Tyler Brown Raymond James & Associates, Inc. - Analyst

Al Kaschalk Wedbush Securities - Analyst

Scott Levine Imperial Capital - Analyst

Michael Hoffman Stifel Nicolaus - Analyst

Corey Greendale First Analysis Securities - Analyst

Barbara Noverini Morningstar - Analyst

Andrew Buscaglia Credit Suisse - Analyst

Joe Box KeyBanc Capital Markets - Analyst

Payton Porter BB&T Capital Markets - Analyst

Tony Bancroft Gabelli & Company - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Waste Connections fourth-quarter 2015 earnings conference call.

(Operator Instructions)

As a reminder, this conference is being recorded Tuesday, February 9, 2016. I would now like to turn the conference over to Ron Mittelstaedt, Chairman of the Board and CEO. Please go ahead, sir.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Okay. Thank you, operator, and good morning. I'd like to welcome everyone to this conference call to discuss our fourth-quarter 2015 results and provide a detailed outlook for both the first-quarter and full-year 2016. Our outlook excludes any impact from our pending combination with Progressive Waste Solutions. I am joined this morning by Worthing Jackman, our CFO; Darrell Chambliss, our COO; and several other members of our Senior Management team.

As noted in our earnings release, favorable revenue trends and an approximate 180 basis point year-over-year margin expansion in solid waste drove exceptional results and an almost 50% conversion of EBITDA to free cash flow in 2015. And they are continuing to provide continuing momentum into 2016. Strong pricing growth and better-than-expected volumes that benefited solid waste in the first nine months of the year continued in Q4, enabling us to once again exceed our expectations and our outlook for the quarter.

We look forward to completing the previously announced combination with Progressive Waste. Integration planning meetings are well underway, and we still expect the transaction will close during the second quarter. Before we get into much more detail, let me turn the call over to Worthing for our forward-looking disclaimer and other housekeeping items.

Worthing Jackman - Waste Connections Inc - CFO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Thank you, Ron, and good morning. Today's call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or by securities of Waste Connections or Progressive Waste Solutions. I'd like to call your attention to pages 3 through 5 of our February 8 earnings release. These pages include disclaimers and notices regarding additional information about the combination with Progressive Waste, and where to find it and the participance in the solicitation of votes.

Also, the discussion during today's call will include forward-looking statements, and actual results could differ materially from those made in the statements. The factors that could cause actual results to differ are discussed both in the cautionary statement in those pages of our earnings release and in greater detail in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K. There may be additional risks of which we are not presently aware of or that we currently believe are immaterial, which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

On the call, we will discuss non-GAAP measures such as adjusted EBITDA, adjusted net income, and adjusted net income per diluted share and free cash flow. Please refer to our earnings release for a reconciliation of such non-GAAP measures to the most comparable GAAP measure. Management uses certain non-GAAP measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate these non-GAAP measures differently.

I will now turn the call back over to Ron.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Okay. Thank you, Worthing. In the fourth quarter, solid waste price and volume growth from the prior-year period was 4.8%, or 80 basis points above our expectations. Core pricing in the period was 2.9% year over year, with total pricing growth net of surcharge reductions of 2.4%. Volume growth compared to the prior-year period was 2.4%, with both our western and eastern regions each reporting volume growth of over 3%.

Increased solid waste collection activity continues to be a key driver to our strong volume growth. Commercial revenue growth increased about 8% year over year in the period. And roll-off revenue, on a same-store basis, grew 7%, on higher pulls per day. Pulls per day increased 6.5% year over year in Q4. Roll-off pulls per day increased 8% in our western region, 7% in our eastern region, and 4.5% in our central region from the year-ago period.

Solid waste landfill volumes, on a tonnage basis, increased 6%, year over year, in the fourth quarter. C&D tons increased 19% in the period. Special waste tonnage grew 5%, and MSW tons were up 4% compared to the prior-year period. About 75% of our landfills reported higher MSW tons, year over year, for the period.

Recycling revenue was $11.4 million in the fourth quarter, down about $1.6 million or 12% year over year, due to weaker recycled commodity values for plastics and metals and lower third-party volumes. Prices for OCC, or old corrugated containers, averaged about $106 per ton during Q4, down 3% from the year-ago period and 4% sequentially from Q3.

OCC prices currently are around $95 per ton, up slightly compared to what we averaged in last year's first quarter. However, year-over-year revenue headwinds for recycling will persist in Q1, due to continued weakness in plastics and metal prices, which we expect to impact Q1 revenue by about $1 million.

Regarding E&P waste activity, we reported $43.1 million of E&P waste revenue in the fourth quarter, or about 8% of total revenue and slightly below our outlook of about $45 million for the period. In spite the 25% drop in crude oil prices during the period, we delivered over 95% of our outlook for expected revenue for Q4 at 35% EBITDA margins, highlighting the strong margins in this segment despite lower volumes.

Same-store revenue decreased about 55%, on a more than 60% decline in average rig count in the basins where our E&P operations are located. Volumes in the period were down about 40% year over year, and average price was down 15%, similar to the prior two quarters.

With the price of crude oil down another 20% since year end and continued rig count decreases over the last seven consecutive weeks, we now expect our E&P waste business to report approximately $150 million in revenue in 2016, down about 30% from 2015, with Q1 being the toughest comp. This full-year expectation reflects a $30 million decline from the $180 million run rate in October. But, as noted in our consolidated guidance, our full-year EBITDA outlook remains within the preliminary range for 2016 that we provided in October and free crash flow expectations have actually increased slightly.

With our E&P CapEx in 2016 less than 5% of E&P waste-related revenue and E&P CapEx down an estimated $25 million year over year, our E&P waste business remains a very attractive cash flow generator, with any remaining headwinds a fraction of what we had to overcome in 2015. When crude oil prices ultimately cross $50 and $55 per barrel and drilling activity starts to recover, incremental margins from volume growth should initially exceed 75%. Our asset positioning should enable us to immediately benefit from any increases in such activity.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Moving on to our recently announced agreement to combine with Progressive Waste in a stock-for-stock transactions, we reiterate how excited we are to welcome Progressive Waste into the Waste Connections family and believe the combination will be quite compelling to our collective customers, employees, shareholders, and other stakeholders.

As noted in our January 19 announcement, we anticipate the combined company will generate adjusted EBITDA between $1.25 billion and $1.3 billion and deliver more than $625 million of adjusted free cash flow in year one, excluding any impact of any divestitures or asset swaps we may complete. Approximately $50 million in SG&A cost savings are incorporated in these numbers, but additional contributions from operating and safety improvement in aggressive waste US operations, over a two- to three-year period, are not included in these estimates. Nor is the expected benefit of certain asset rationalizations in the first year after closing.

On a free cash flow per share basis, the combination should represent a more than 20% accretion in year one to the approximate $3 per share current street estimate for Waste Connections. The stock-for-stock transaction structure also enables us to maintain the strength and flexibility of our balance sheet necessary to maintain our capital allocation priorities. Namely, to fund additional growth opportunities, increase our dividend annually, and further return -- further increase the return of capital to stockholders, through opportunistic buyback of 2% to 3% of outstanding shares per year.

As I previously noted, integration planning is well underway in both Canada and in the US, and we're very encouraged by our early take-aways. Closing is still anticipated to occur during the second quarter.

And now, I would like to pass the call to Worthing to review more in-depth the financial highlights of the fourth quarter and provided a detailed outlook for Q1 and a full-year 2016. I will then wrap up before we head into Q&A.

Worthing Jackman - Waste Connections Inc - CFO

Thank you, Ron. In the fourth quarter, revenue was $531.9 million and adjusted EBITDA, as reconciled in our earnings release, was $175.6 million, or 33% of revenue. We estimate that adjusted EBITDA margins within our solid waste business expanded about 185 basis points year over year, or almost 40 basis points, excluding the benefit of lower fuel costs.

Fuel expense in Q4 was about 4% of revenue. And we averaged approximately $2.56 per gallon for diesel, which was down about $0.72 per gallon from the year-ago period, and $0.24 per gallon, sequentially, from Q3. Margins in our E&P waste business declined about 900 basis points on a same-store basis and an additional 200 basis points from the dilutive impact of lower margin acquisitions.

Looking at the consolidated P&L, the following of certain line items that moved a notable amount in the fourth quarter from the year-ago period as a percentage of revenue: Labor and supervisory expenses increased 70 basis points. Fleet and equipment repair and maintenance costs increased 60 basis points. Taxes and pass-through fees increased 50 basis points. Rail and truck [to rate] expenses increased 40 basis points, on higher intermodal activity. Risk management insurance expense increased 40 basis points. Fuel expense decreased 115 basis points. E&P related subcontracted expenses decreased 60 basis points. Third-party disposal and transfer cost decreased 30 basis points.

We'd note that changes in many of the line items, as a percentage of revenue, were either magnified or due in part to the decline in higher-margin E&P waste activity. For example, looking at certain line items within solid waste as a percentage of revenue: Labor and supervisory expense decreased 25 basis points. Fleet and equipment repair and maintenance cost increased 15 basis points. Taxes and pass-through fees increased 35 basis points SG&A expenses decreased 20 basis points. Third-party disposal and transfer cost decreased 70 basis points.

Depreciation and amortization expenses for the fourth quarter were 13.1% of revenue, or about 20 basis points above our outlook, due to the impact of the Rock River acquisition that closed in early November. Rock River, a vertically integrated and mostly contractual oriented business, has a structurally higher D&A percentage of revenue expense than our base business due to acquisition accounting. While a higher D&A percentage impacts GAAP results, it has no impact on free cash flow generation.

Interest expense in the quarter increased $840,000 over the prior-year period to $16.4 million, due to higher outstanding debt resulting from the Rock River acquisition. Debt outstanding at year end was about $2.15 billion. And our leverage ratio, as defined in our credit facility, was slightly less than 2.9 times debt to adjusted EBITDA.

Our effective tax rate for the fourth quarter was 38.9%, slightly lower than our average rate, primarily due to a few tax credits included in the Federal Tax Extenders Act that passed in December. GAAP and adjusted net income per diluted share in the fourth quarter were $0.42 and $0.49, respectively. Adjusted net income includes, among other items, acquisition-related costs and the amortization of acquisition-related intangibles. Free cash flow in 2015 was $343 million, or 16.2% of revenue. As a percentage of revenue, this reflects an almost 75 basis point improvement, year over year.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

I will now review our outlook for the first-quarter and full-year 2016. Before I do, we would like to remind everyone, once again, that actual results may vary significantly based on risks and uncertainties outlined in our Safe Harbor statement and our various SEC filings. We encourage investors to review these factors carefully.

Our outlook assumes no change in the current economic and operating environment. It excludes any impact from the pending combination with Progressive Waste and any additional acquisitions that may occur during the year, along with acquisition-related integration and transaction cost.

Looking first at full-year 2016. Revenue in 2016 is estimated to be between $2.2 billion and $2.22 billion, of which approximately $150 million is expected to be E&P waste related. Solid waste price and volume growth, on a combined basis, is expected to be between 4% and 4.5%. Adjusted EBITDA in 2016 is estimated to be approximately $750 million, or 33.9% of revenue, up 30 basis points compared to 2015.

Depreciation and amortization expense in 2016 is estimated to be approximately 12.75% of revenue. Closure and post-closure accretion expense, as a percentage of revenue, is estimated to be approximately 20 basis points in 2016. Operating income for the year is estimated to be approximately 21% of revenue. Net interest expense in 2016 is estimated to be approximately $66 million. Our effective tax rate for the year is estimated to be about 39.2%. Non-controlling interest is expected to reduce net income by about $800,000 in 2016.

The two principal components of 2016 free cash flow are expected to be as follows: Net cash provided by operating activities for the full year is estimated to be approximately 27% of revenue. And capital expenditures are estimated to be about $230 million. This results in free cash flow of about 16.6% of revenue, or about 40 basis points improvement over 2015.

Turning now to our outlook for Q1 2016. Revenue in the first quarter is estimated to be approximately $515 million. Solid waste price and volume growth, on a combined basis, are expected to exceed 5% in Q1, which includes about a 40 basis point benefit to the year-over-year growth from the one extra day in February.

Recycling, intermodal and other growth is expected to be negative 20 basis points on slight reductions and recycling revenue that Ron previously discussed. Revenue from E&P waste activity is expected to be about $35 million, down almost 50% year over year. Again, as a reminder, Q1 will be our toughest comp for E&P related revenue, as we did not see a meaningful decrease in E&P revenue in 2015, until Q2.

Adjusted EBITDA for Q1 is estimated to be approximately $169 million, or about 32.8% of revenue. We estimate the extra day in February to be about a 40 basis point drag to comparative margins, year over year.

Depreciation and amortization expense for the first quarter is estimated to be about 13.3% of revenue. Amortization of intangibles in the quarter is estimated to be about $7.6 million, or almost $0.04 per diluted share. Operating income for the first quarter is estimated to be approximately $100.5 million, or about 19.5% of revenue.

Interest expense in Q1 is estimated to be about $17 million, and our effective tax rate in Q1 is estimated to be about 39.2%. Non-controlling interest is expected to reduce net income by about $200,000 in the first quarter. Finally, our fully diluted share count in Q1 is estimated to be about 123.3 million shares.

And now, let me turn the call back over to Ron for some final remarks before Q&A.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Okay, thank you, Worthing. 2015 was an exceptional year financially for Waste Connections due to out-performance within solid waste and strong cash flow generation across all segments. Industry-leading solid waste organic growth, margins, and an almost 50% conversion of EBITDA to free cash remain hallmarks of our differentiated market model. And for stockholders, 2015 was our 12th consecutive year of positive returns.

We are especially proud to note that with regards to safety, our industry-leading incident rate improved 6.5%, year over year. And 2015 was our ninth consecutive year of improvement in incident rates, with such rates down about 67% over that period. In addition, less than 0.1% of our 4,700 drivers at year end, were categorized as a potential higher risk profile, down from about 0.3% earlier in the year. This is a testament to the ownership of safety and coaching effectiveness by our local leaders in the field.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Whether it's operational excellence, financial results or community impact, leadership, culture, commitment and accountability matter. We look forward to our pending combination with Progressive Waste and believe the attributes key to our success should continue to drive superior value creation for our stockholders, as well as those of Progressive Waste.

We appreciate your time today. And I will now turn this call over to the operator to open up the lines for your questions. Operator?

QUESTION AND ANSWER

Operator

Thank you, sir.

(Operator Instructions)

Tyler Brown, Raymond James.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Good morning, guys. Ron, thanks for all the color up front, but can you give us a little more color on what is driving those special and C&D trends? If I look at my notes, it looks like you've had a couple of years of pretty robust trends. I just want to make sure that there's not anything that we should be thinking about, like the lapping of maybe a big project, or the New York C&D landfill? Just anything to think about, next year or 2017, that could change that trend?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Yes, I would say it was (inaudible). I'd say it was nothing notable on the special waste side, but you called out the right thing on the C&D side. In early 2015, we opened a new C&D landfill up in Hudson Valley, and that will anniversary itself, as we move through Q1 of this year.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay. So overall, though, the economy still feels pretty good, at least in the waste world?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Yes. Tyler, to your original question, special waste is driven predominantly by speculative real estate development, both commercially and industrially. And it is usually contaminated site cleanup. And we get that throughout our footprint. Of course, we have a large footprint in the West, where we get a lot of it. And the West Coast was late to the recovery, so they are still getting that. And we're not really seeing any change, but we are seeing increased dredging and other things amongst -- on the West Coast, and that's a large part of what we get. So the special waste looks consistent, at this point in time.

And then, again, the C&D is driven, in large part, by the housing increase that has happened. And again, a disproportionate amount on the West Coast, although we noted our East Coast volumes were up over 3%, as well. So housing continues to be strong, except for some softening in some of the oil patch related areas, like Houston, outside of Denver, outside of Tulsa. But other than that, we are not seeing anything slow down, other than related to oil.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay, great. Thank you. And then Worthing, I just want to make sure I understand the margin impact of the extra day. Is the big picture here that it effectively helps with internal growth? You get an extra day of volume, but the margin impact is really that you're just adding another day of cost, without a, quote-unquote, another day of revenue?

Worthing Jackman - Waste Connections Inc - CFO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Right, in some of our streams, such as roll-off or landfill, you can get an extra day of revenue. But you're right, on the variable side, you've got an extra day of labor and other variable costs that suppress margins. So it's about a 40 basis point estimated impact, or benefit to pricing volume growth, and about a 40 basis point drag to reported margins.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay. That's good. And then maybe Ron, my last one here. We all sit here with anticipation about Progressive. It's clearly going to be your largest, and probably your most complex deal, from an integration perspective. And it sounds like you guys are doing a lot of work up front, to ensure a smooth transition. But I am curious about bandwidth. Not so much from financial side, as this is stock-for-stock deal, but more from a management side. Should we think about 2016 as a year of integration? Or would you guys potentially pursue tuck-ins, as well?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

First off, on the bandwidth question, Tyler, I think the reality is, between -- there is very limited field overlap, as you know. So this deal is not one that is based on any field synergies whatsoever. Those synergies occur only at the duplicative corporate level. We're going to be meeting all of the Progressive management, along with all of our field management, and we don't see any bandwidth impact there.

So there would really be no reason for us to slow down our traditional tuck-in $75 million, on a standalone basis, waste connection pipeline. We have said that when we combine the two companies, it's reasonable to look at about $125 million a year in acquired revenue. About 3% of the top line, as an estimate. And again, I think you'll see that in 2016 between the two companies. Obviously, you won't have a full-year impact of the two companies together, but if you looked at them individually, I think you'd see that.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay, great. Thanks, guys.

Operator

Al Kaschalk, Wedbush Securities.

Al Kaschalk - Wedbush Securities - Analyst

Good morning, guys. Excellent year again, appreciate that. Just a couple of clarification questions. First, on Worthing, when you were talking about the notable increases in cost, the risk management piece struck me as a little bit high. But could you just clarify that when you adjust for the E&P, what that would have increased for the year? And for the quarter?

Worthing Jackman - Waste Connections Inc - CFO

It's more of an issue, while incident rates are down, it is more of a prior-year increase in severity. So as some of the prior-year claims develop, especially those, for instance, in California, you can get -- add a period impact like this.

Al Kaschalk - Wedbush Securities - Analyst

All right. Okay. Ron, I would like to maybe participate in that management meeting, where the East region finally gets to pump their chest for a 7% growth in the fourth quarter. Was that weather induced? Or how much of that would you say is maybe some turn in the economy?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

I think it was burning. (laughter) I think it was mostly burning. Feeling the burn.

Worthing Jackman - Waste Connections Inc - CFO

No. Remember, Al, on a volume growth basis, the East region was slightly over 3% total. Some lines of business were 6% or 7%, but overall, the volume in the East was a little over 3%.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Which was still very strong. Second only to our West region, which was approaching 3.5%. And Al, it was, as you know, a relatively mild winter, up until recently, in the East, up until very recently, in the last two or three weeks. It was a mild winter, later onset in the fourth quarter, so things stayed strong. Construction continued. And we really saw it across -- certainly the Carolinas were strong for us. And as was upstate New York, both of which are part of our Eastern region, as was Tennessee. So all of those, it was pretty broad-based.

Al Kaschalk - Wedbush Securities - Analyst

All right. Okay, very good. Now just on E&P, I want to -- I appreciate the backdrop here, and the tough comp in Q1. Are there any indications, I guess, from your customer base, that really, in Q2, there -- is it just more of a flat outlook, in terms of starting in that quarter? Or is there a little bit of pickup that's expected, whether that be the slight increase in oil price, or just a better comp from an acquisition, or some type of growth?

Worthing Jackman - Waste Connections Inc - CFO

No. Look, Al, you're really just cycling on about a $35 million revenue number in Q1. Again, it -- like we said back in October, we thought it would get worse before it got better. You're seeing probably the low point here in Q1, because not only do you have you have the continued decline in activity, but also, you have weather impacting some of those areas, as well. So clearly, we do think it will recover a little bit, in the second half of this year. Because obviously, a $35 million on a run rate puts you at $140 million for the full year.

So I think a lot of folks out there still believe we might have some pickup, as you get in the second half of this year, and ramp into 2017. But we don't see any -- there's nothing of note, from an acquisition standpoint, or anything else that's going to drive the numbers. You're just looking at comps starting last year, in Q1, we did about $70 million of E&P revenue, and it cycled down to just over $50 million in Q2. That's why Q1 is the hardest comp.

Al Kaschalk - Wedbush Securities - Analyst

Okay. Appreciate it. Good luck, guys.

Operator

Scott Levine, Imperial Capital.

Scott Levine - Imperial Capital - Analyst

Good morning, guys. Just to be clear, with regard to the minor revisions to the 2016 outlook versus your preliminary, is this predominately just factoring in the greater conservatism on the E&P bonus depreciation? And maybe some adjustment to CapEx plans? I just want to get a better sense of whether the outlook for the core solid waste business is intact, strengthening, weakening? Just looking for a little bit more detail there.

Worthing Jackman - Waste Connections Inc - CFO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

I would say that solid waste is a little bit stronger. Obviously, Q4 was a good quarter. And as we talked before, about the momentum in to 2016. But I think the three things you identified, with regards to resetting E&P for the continuous decline in crude since Q4 -- or really, since October of last year. Obviously, bonus depreciation was passed in December, but you've seen us [so cut] most of that through expectations on higher CapEx, because we typically try to take advantage of that. In a nutshell, you put all those together, and you see the consolidated revenue down just a little bit, but EBITDA within the band, and free cash flow slightly better.

Scott Levine - Imperial Capital - Analyst

Got it. And then regarding the E&P business, maybe just a little bit more color on the individual basins? And either how they have behaved, or how you expect the behavior to run through this year? Any noteworthy changes in view by major basin there?

Worthing Jackman - Waste Connections Inc - CFO

The trends we've seen through most of last year have discontinued. Obviously, pricing stabilized, as you saw, because this was the third straight quarter where year-over-year pricing was down just about 15% last year. And so while pricing has stabilized, it does become a volume game.

Obviously, we take -- we've had the most value impact in basins like the Permian or Eagle Ford, given asset positioning. But as we've always called out, the Bakken has been the most competitive on price, given the competitive landscape up there. So I'd say there's no appreciable change in trends by basin. You're just seeing the impact of crude that's -- with $50 a barrel back in October, it is now sitting at $29.

Scott Levine - Imperial Capital - Analyst

Got it. One last one, if I may, on capital allocations. So your tone suggests we should expect a typical year, and no real change to the traditional capital allocation program. You are pushing close to 3 times, though, and it is a large deal. I just want to push you a little bit on that. Is your expectation -- it sounds like those factors really don't have any bearing, with regard to your plans on capital allocation for this year, in any way?

Worthing Jackman - Waste Connections Inc - CFO

No, that's right. Whether it's pre-bin or post-bin, again, you have got a balance sheet that's just under 3 times levered. You have got cash flow that's about 1/6 of outstanding principal, which is unmatched in the industry. You've got ultimate flexibility to fund, again, about -- a dividend program that averages about 20% of our free cash flow. Traditional M&A activity, if you $125 million of estimated revenue that Ron talked about, that's about 30%, at most, of the free cash flow.

That still gives you 50% of free cash flow, to use for either increased M&A activity or to repurchase shares, on an opportunistic basis. And that would put them at 2% to 3% of outstanding shares. So no, the capital allocation doesn't change the pre- and post-deal, because again, the shape of the balance sheet and the strength of the free cash flow to outstanding debt remains very similar, albeit just bigger numbers.

Scott Levine - Imperial Capital - Analyst

Got it. Thanks, Worthing.

Operator

Michael Hoffman, Stifel.

Michael Hoffman - Stifel Nicolaus - Analyst

Thank you all for taking my questions, and sorry for the scratchy voice. Ron, the stock market is just wringing its hands, thinking working we're going into a recession. When you look at -- every truck goes across the scale every day, what's the truck weight or the container weights telling you about the consumer?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

You know that they continue to be in pretty good shape. Obviously, the precipitous decline in crude over 2015, we know what that has done to the E&P business and our E&P business. But the reality is, it has put a tremendous amount more discretionary income for many people, most everyone, and this is a consumer-centric business.

So the vast majority of our business is individual small businesses and individual households. That ultimately makes up 70% plus of who pays us. And that 70% plus are in better shape than they were a year ago. So we're just not seeing, at this point, any declines anywhere in the economy. We are continuing to add routes in certain markets, due to capacity issues. And I'd say we are nearing the point of full recovery, from where things were declining, but not still quite there in some of our systems.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay, so on that vein, when you think about where you're adding capitals, new incremental capital in the fleet, is it across front end loader, automated side loader roll-off? Or is it concentrated? How do we think about that? And then could you contrast it on what you think you're seeing the private market do?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Yes. Number one, I would say that the majority of what we're doing is -- from an incremental route, is on the West Coast right now, where obviously, we get 100% of the density that comes in. So that is predominantly -- tends to be automated side loader for residential, and front loader for commercial. Forced roll-off is just determined by a number of polls, and we just told you that was up 8% on the West Coast, in the fourth quarter. So we're there.

And -- but we are still seeing it in our other two regions, as well. Those tend to be -- those are more competitive regions that contract, so it takes a bit longer to build that density. But again, across all systems. So I would tell you that it's a pretty broad-based, steady improvement. No real big spikes, but pretty broad-based and steady.

Michael Hoffman - Stifel Nicolaus - Analyst

And then, what do you think the private market is doing for [manning] capital? Or are they? Or are they trying --

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

I'm sorry, you asked that question, and I didn't answer, Michael. From what we know and what we hear in our discussions with truck manufacturers, and chassis and body manufactures that we talk to, and where we order from, their demand is very high from the private sector. There is a long lead time right now to get a new -- to get a build slot on a new vehicle, if you have not already put one in. And that's coming as much from the private side as any of the public. So from what we are seeing, they are seeing the same thing.

Michael Hoffman - Stifel Nicolaus - Analyst

So would it be fair to suggest that the private side is at near capacity, and that's helping the retain pricing, as well?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

I would certainly tell you that, on a historical basis, there is no question, as the private side gets near capacity -- to use your word -- near capacity. And of course, that's a route by route issue, market by market, that they -- and as they have to take on incremental better lease payments, pricing for the publics amazingly tends to get better.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. Worthing, what is the cash tax rate in 2016, for standalone Waste Connections?

Worthing Jackman - Waste Connections Inc - CFO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Yes, it's probably close to about 85%.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. And then, Ron, if (inaudible) were holding a class on Due Diligence 101 for deals, what are the things you did that should give the market comfort on the due diligence at Progressive? Like landfill inspections or collection operation inspections? What did you do that gives everybody comfort this integration is going to go okay?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

I think I mentioned earlier, Michael, in a comment, one of the things that's caused issues in larger deals in our space, on a historical basis, has been the multiple [paid] for the transaction reliant upon field synergies that were estimated. There are no field synergies estimated in this deal at all. The synergies that were estimated were duplicative overhead roles at a corporate level only, and those were pretty straightforward. And we did a lot of diligence on those, ahead of time.

And so we know what those are, and we've done a number of planning meetings with Progressive since then. And confirmed everything we had confirmed at the beginning, and perhaps than some. So I would tell you that, from just a pure numerical or financial standpoint, that this wasn't a deal that was baked on a bunch of field synergies, and targets that you have to get to for the model to make sense.

Worthing Jackman - Waste Connections Inc - CFO

We kept those as additional upside.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

That's right, for the combined company shareholders. Again, I would tell you that many times -- and I'm not saying in the last 5 to 10 years -- but on a historical basis, I joked when we did our call from New York, that these are the kind of deals that used to start on Friday night and get announced on Monday. And USA, of course, was famous for that. But we -- this took quite a bit longer, obviously. This was a process that Progressive's Board ran, that we participated in. And there was a lot of due diligence done.

We looked at every landfill's model, engineering model, in-depth, and CapEx models in-depth. We looked at various financials, of course, very in depth, as well as tax structures, very, very in-depth-ly. A review of their contracts, a review of their historical reserves, in a variety of areas, for landfill and risk. So without giving you a laundry list, what I can tell you is that this was something that was quite due diligence. No deal is without risk, and we would never say that.

But that's also why we gave our first-year guidance of a bandwidth of a $1.25 billion of $1.3 billion of EBITDA, is to protect against some of those uncertainties that we might not have fully understood, throughout the due diligence process. What we would tell everyone is, in due diligence, on a deal like this, you look at the 20% of things that are going to make 80% to 90% of the issue. And that's what we focused on.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. And then this spring, on E&P, we have a conversation recently with a bunch of regional bank people. And they have started shifting E&P loans into the critical status. From January 15, maybe 5% of them are there now. The December 15, about 50% of those E&P type loans. So you've come into re-determination through the spring. How do you think about your exposure to upstream companies that might face pretty compressive actions from their banks, with regards to their balance sheets?

Worthing Jackman - Waste Connections Inc - CFO

Unlike the banks, we have been watching this now for almost 2 years. (laughter) Though it's not a semiannual or once a year re-measurement. So no, I think our guys have done a great job in A, in collections, and B, managing their exposures to their customers.

Michael Hoffman - Stifel Nicolaus - Analyst

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

All right. And the last thing for me. I'm assuming I should model the dividend policy, going forward, of the new code? It looked like the Waste Connections dividend, 15% to 20% of free cash flow? If I am modeling --

Worthing Jackman - Waste Connections Inc - CFO

Again, I think we've talked about before, of dividends being about 20% of our free cash flow out-of-the-box, that's a good ZIP Code. Again, we'll leave it to the -- once the combination is finalized, leave it to the board to establish the official policy.

Michael Hoffman - Stifel Nicolaus - Analyst

Great. Thank you so much.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Thanks, Michael.

Operator

Corey Greendale, First Analysis.

Corey Greendale - First Analysis Securities - Analyst

Good morning. First question I have is, the E&P impact for the guidance? Given the reduction in revenue, I would have expected more of an impact on EBITDA? So (inaudible) something talks (inaudible)? Can you just talk a little bit about that?

Worthing Jackman - Waste Connections Inc - CFO

It's -- whenever we give preliminary guidance, Corey, we know there's still three months of learning to go through, and so we leave ourselves a sufficient amount of cushion.

Corey Greendale - First Analysis Securities - Analyst

All right, fair enough. And then I had a couple questions about solid waste price. Core price actually accelerated sequentially in Q4. That's not the usual seasonal pattern. Did you go back to market for more increase? (inaudible) something with fuel surcharges? What drove that?

Worthing Jackman - Waste Connections Inc - CFO

Yes, it's just a normal implementation. Some people get an early start on the Q1 price increases, and it benefits Q4 a little bit. You'll see a little uptick, Q4 to Q1, in both core price, but also in surcharge roll-backs. Such that net price will probably be at or slightly better than what we did in Q4. But again, you'll see, next year, that our net price will peak in Q1. And they have expected seeing trends that we typically think about, which means higher pricing in Q1. And it mathematically just reduces a little bit, as you move through the year.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Yes, and Corey, when you move some of the PIs up, by a month or so, and pick some of that up in December, remember, you are doing it on a seasonally lower revenue base. SO that also explains, just mathematically, some of the incremental -- what it looks, like on a margin basis -- or excuse me, on a reported basis. And to Worthing's point, you see that even greater, because Q1 is your lowest seasonal quarter. So it's not really that price, per se, is changing. It's that your denominator is changing.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Worthing Jackman - Waste Connections Inc - CFO

All the way, the price came in about where we expected for the period.

Corey Greendale - First Analysis Securities - Analyst

Okay, understand. And then on the fuel surcharge, I think you were rolling more of that into core price, but it moved more in Q4 than it had been. So can you help us think about how the changes in diesel prices will correlate with your fuel surcharge?

Worthing Jackman - Waste Connections Inc - CFO

Yes, again, it's just more of a timing issue, as to what the comps look like. Again, we've not been a company that is focused on surcharges, compared to many others in the industry. So again, you'll see some small numbers, moving through the P&L, on a roll-back standpoint.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

(multiple speakers) Yes, and it lags a bit. It lags at least a quarter, Corey. So that's more indicative of the larger drop that happened throughout the third quarter, that gets fully reflected in either a rollback or reduction of the surcharge, or a conversion of a component of the surcharge to permanent price. Think of that as a backward-looking indicator more than a forward.

Corey Greendale - First Analysis Securities - Analyst

Okay. And last one. I don't know if you'll comment on this, at this point. But how should we think about internal growth for the combined company? Is this 4% to 4.5% it reasonable for the whole company? Or how should we be thinking about that?

Worthing Jackman - Waste Connections Inc - CFO

Yes, again, when we've spoken with investors, Corey I think our focus has been more on cash flow generation, and the quality of that conversion of EBITDA to free cash flow. I would hope that cash flow growth exceeds EBITDA growth, and EBITDA growth exceeds revenue growth. Again, I think early on, we're looking at improving the quality of revenue and the EBITDA that it generates, and minimize the amount of CapEx against that EBITDA that gets generated. So again, I don't think we'll set organic growth targets right now for the combined company, as we are more focused on initially improving the quality of what's in the P&L and the free cash flow generation.

Corey Greendale - First Analysis Securities - Analyst

Understand. Thank you.

Operator

Barbara Noverini, Morningstar.

Barbara Noverini - Morningstar - Analyst

It appears that we're hearing a tale of two economies in North America lately, and you've already touched on the strength of the consumer. But aside from the obvious oil and gas sector weakness, are you starting to see other pockets of the industrial economy weakening?

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

First off, Barbara, we have very limited exposure to the industrial economy. Within our business model, that represents probably only about 3% of revenue or so. So we're not a great proxy for anybody who wants to understand that economy. In that 3% of our revenue, we're really not seeing a decline in the US, so far, in our model. So that's just something we're not seeing. I can't speak about it any more broadly than the 3% of revenue we have.

Barbara Noverini - Morningstar - Analyst

Okay. And then, now that we've experienced several quarters of weakness in E&P, can you comment on the M&A landscape? Are you starting to see more attractive evaluations in the space now?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

We're not -- how do I best say it? Not that we wouldn't look at acquiring something in the E&P space, if it was an asset we felt we needed, and it was appropriately priced for $29 oil. But in order for us to improve our E&P business, it's purely just a function of rig activity. And we do not need any additional assets. We have, comfortably, the best position assets in this, with a very large lead over who is in second place. And it's all just a function of activity, which is a function of oil price. So I would never say never, but it's not something we're actively out looking at right now.

Barbara Noverini - Morningstar - Analyst

All right, very good. Thanks very much.

Operator

Andrew Buscaglia, Credit Suisse.

Andrew Buscaglia - Credit Suisse - Analyst

Can you just comment on the free cash flow growth in 2016? Can you just walk through the puts and takes again, just so we're clear? How you're getting in that growing, and specifically, if you can comment on the working capital?

Worthing Jackman - Waste Connections Inc - CFO

Yes, look, its -- I think you've seen us, over time, generate in a 15.5% to 17% of revenue range, over the past several years. And as we look at the upcoming year, obviously, CapEx is down nominally, year over year, as we've guided. On a working capital standpoint, working capital is normally a slight benefit, as we look ahead to the CFFO. So I think you'll see cash flow from ops, again, go towards that upper end of what we've typically guided, being 27% of revenue. And given the rest of it is just pure math.

Andrew Buscaglia - Credit Suisse - Analyst

Okay. And then, can you just comment on -- you haven't touched too much on recycling and inter-modal in 2016. I know we're expecting more headwinds in recycling, but can you comment on specifically what you expect?

Worthing Jackman - Waste Connections Inc - CFO

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Yes, both on recycling and inter-modal, again, recycling, the headwinds continue to abate. Again, last year, more of the headwinds were associated with OCC. OCC has now anniversaried itself, and we're about to anniversary the weakness within metals and plastics, as well as third-party volume reductions. And so last year, you saw, in some quarters, about a $2.5 million reduction in revenue. You saw that be about $1.6 million or so in Q4, and now we're guiding to about $1 million.

And our outlook for OCC right now is, we think, with $95 right now that we are getting, that will probably firm up $3 to $5, as you move through the balance of the quarter. That's not baked into the numbers, but we don't see much risk on OCC going down from this level, as you look in the near-term. So again, headwinds around recycling continue to abate. It's nowhere near the amount of drag it was, year over year, that we saw last year. In inter-modal, inter-modal is running about all-out. We started some contracts early last year, that took a lock step up in activity for that. We will be anniversarying that this year.

Obviously, the lower fuel surcharges at the railroads put on us gets passed on to our customers, and so you'll see revenue probably flat to down just a little bit, based on the surcharge pass-throughs. But again, we're not expecting any increase next -- in 2016, like we saw in 2015.

Andrew Buscaglia - Credit Suisse - Analyst

All right. Great. That's helpful. And just one last one. I know there have been some questions on the broader environment, and you guys are not really seeing, in the waste stream, much risk here. But what is the biggest risk you see in 2016, at this point? If the market is headed lower, what are some of the leading indicators you guys are looking at, that would give you concern?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Andrew, on a historical basis, our sector has lagged a contraction in the economy by, to be honest, probably 9 to 18 months minimum. Of course, it has lagged coming out, too. But -- so we -- if you go back to the last contraction that occurred in 2008, 2009, people were talking about it in 2010. Everybody in our industry was still having strong volume and [price]. So it tends to lag. Now, there are two things that we look at very closely, on a real-time basis, almost daily, that are real-time indicators.

And that are, what are our roll-off pulls per day throughout our system doing, by geography? Because that's a real-time indicator of on-demand activity. And what is going on in the C&D portion of our landfills throughout our network. Because again, that's an good indicator of construction activity, which, as it comes down, is a precursor, generally, to the economy contracting. So we look at those two things.

Those two things, right now, we just gave you on a real-time basis, the fourth quarter, are very strong. Through the month of January, we are on target with our plan, which is supporting the guidance we gave today. So it continues to be so. So those would be the things that, if they started to reverse themselves, would tend to indicate that there's something going on in the economy that's more systemic.

Andrew Buscaglia - Credit Suisse - Analyst

All right. Great, that's very helpful. Thanks.

Operator

Joe Box, KeyBanc.

Joe Box - KeyBanc Capital Markets - Analyst

Worthing, can you help us with the solid waste margin trajectory in 2016? One thing I want to be cognizant of is the timing of fuel benefits, especially relative to some of your higher cost hedges that are going to be rolling off? If you could just help us square the cadence of margin expansion, I think that would be helpful.

Worthing Jackman - Waste Connections Inc - CFO

Sure. The high-cost hedges that were in place last year expired at the end of last year. Now, what's in place are the high-cost hedges that we put in place last year, that we managed to top midyear, right, last year, and that will weigh on us this year, compared to market prices. No, but the -- if you look at Q1, fuel savings are about to $1.5 million to $1.8 million. Again, that will work its way up just a little bit, as you move through the year, given the timing of some of the local fixed-price distribution contracts that rolled off last year, and started benefiting this year.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

And so you will see, probably, around a $7 million, plus or minus, benefit at current fuel prices, from fuel, year over year. So call that 35 basis points, if you want to range it, 30 to 40 basis points. Away from fuel, we expect to see another 20 to 40 basis point improvement, on the aggregation of various line items. So when you add fuel to that, you are looking at anywhere from 50 on the low end to about 75 on the upper end, in solid waste margin expansion, on the year-over-year basis. How that flows through in any one quarter can vary. But on a full-year basis, that's what we would expect to see.

Joe Box - KeyBanc Capital Markets - Analyst

Okay. Great. That's good color, thank you. And then Ron, I think you mentioned earlier that you're starting to see some headwinds in geographies where there's oil exposure. I guess what I'm trying to understand is, what products you are seeing it in specifically? Is it just related to C&D? Are you starting to see it spill into commercial? And then how isolated is it? Is it maybe on a county-by-county basis? Or is it maybe even a little bit broader than that?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Yes. First off, Joe, I would tell you that it is what I would consider very isolated. It tends to be in a county-by-county basis, to your point, and it tends to be really in one segment. It tends to be in high-end real estate, and the construction thereabouts. So in places outside of Houston, outside of Austin, in certain parts of Texas, where there tends to be concentrated oil wealth, you are seeing a reduction of construction activity in high-end real estate there.

So that's a very small portion of our business. Of course, you're seeing the same thing in a small market, like Williston, North Dakota, where the Bakken -- where the largest city where the Bakken is. And you've seen that market go from over 80,000 to 90,000 oil-related jobs down to under 25,000, in a one-year period. So when you take out 70% of the population that's going to hotels and restaurants and strip centers, it has a big impact.

But that market is a $5 million to $10 million market for us. So it goes to $3 million to $7 million. So it's just, these are very isolated. They are -- in the scheme of things, they're rounding errors that you never see. But they do exist where there was a lot of oil concentration.

Joe Box - KeyBanc Capital Markets - Analyst

Got it. Thanks for the color, guys.

Operator

Charles Reading, BB&T Capital Markets.

Payton Porter - BB&T Capital Markets - Analyst

This is Payton Porter on for Charles Reading. Just a quick question dealing with due diligence here. Looking at some of the preliminary meetings that you have had with the Progressive guys, have you identified any of the 10% to 15% of underperforming assets that you guys are looking to divest, at this point? What is the priority there? Are you looking at more US-based assets? Are they going to be Canadian-based assets? Any color that you can add on those divestitures and swaps?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Sure. No problem. First off, we identified, through our due diligence, before we ever went into a definitive agreement, that there was 10% to 15% of the revenue in the combined company, all of which that was within the US --

Worthing Jackman - Waste Connections Inc - CFO

It's about 15% to 20% of the US.

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Right, none of the revenue in Canada. That was, in one manner or another, inconsistent with our strategy of how you create value, long-term, in this space. And so that tells you that that's $200 million to $300 million of revenue in the US. We know what that revenue is, and post-closing, we will look to rationalize that. Most likely in swaps, where it can help somebody adjacent to that revenue that is consistent with what they do, and they may have a piece of business that's more consistent with what we do throughout our network.

That would be the first priority, and how we believe most of this will get handled. We have not had any of those discussions. That is not something that it's proper to do, or even legal to do, pre-closing. We've had a lot of inbound inquiries. We've told everybody the same thing. That once things are closed, and we understand the details of the business better than we do today, we'll sit down with people when appropriate. But there's nothing -- that won't happen until the transaction is closed.

Worthing Jackman - Waste Connections Inc - CFO

And again, these are markets that we've identified just as strategic non-fits with our model. Obviously, from a HSR standpoint, we're still undergoing that review and that dialogue right now.

Payton Porter - BB&T Capital Markets - Analyst

Sure. Thanks, guys. I really appreciate it.

Operator

Tony Bancroft, Gabelli & Company.

Tony Bancroft - Gabelli & Company - Analyst

I guess just to jump on the last question there. I know there wasn't any comment on the bin call, regarding the New York City contract. But just since we're not going to hear from them this quarter, is there any update there? And is that somewhere -- I know you just mentioned that you really -- you can't really discuss where you want to be, or where you want to be. But is New York City a place, in general, where you see yourself in the future? Or is somewhere you want to be? Or is there -- is anything you can add some color there?

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Sure, Tony. Some of it, we can ad some color, some of it we can't. First off, Progressive is moving forward with the contract they have under negotiation with the Department of Sanitation in New York City. And I believe that it will be executed prior to the closing of our transaction. We know of that contract. We have reviewed that contract. I think the city and Progressive have done an enormous amount of work, over the last six years, to get what is an extremely comprehensive and well thought through document that works for both -- a contract that works for both sides.

We are very supportive of that agreement, and think it makes a lot of good, long-term sense for the Company, going forward. And so that's where that's at. And I think that's what you would hear, if you talk to Dan Pio, or somebody from Progressive. Secondly, I think there is a little misunderstanding in the market. And when we have talked to investors, we have clarified this, as we have gone around and answered individual questions. There is no interplay between Progressive's existing collection transfer and disposal operations in New York City, and the New York City transfer and disposal contract. There's none. There won't be.

Those are two completely independent entities, completely independent decisions. In other words, the waste that is picked up by Progressive today, and goes through their transfers to their landfill in Seneca Meadows, it will never go to the city's marine transfers that Progressive operates, and vice versa. So it's completely independent and autonomous decisions that have no financial interplay with each other. So I want to make sure you, or whoever is thinking about that contract, understands that

Tony Bancroft - Gabelli & Company - Analyst

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FEBRUARY 09, 2016 / 01:30PM GMT, WCN - Q4 2015 Waste Connections Inc Earnings Call

Thanks so much. I appreciate it.

Operator

We have no further phone questions at this time, sir.

Ron Mittelstaedt - Waste Connections Inc - Chairman of the Board and CEO

Okay. If there are no further questions, on behalf of our entire Management team, we appreciate your listening to and interest in our call today. Worthing and Mary Anne Whitney are available today to answer any direct questions that we did not cover, that we are allowed to answer under regulation F/D and regulation G. Thank you again. We look forward to speaking with you at upcoming investor conferences, or on our next earnings call.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your lines.

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THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the pending combination between Waste Connections and Progressive Waste, Progressive Waste, as the parent company resulting from the combination, intends to file with the SEC a registration statement on Form F-4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste’s information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction between Waste Connections and Progressive Waste. Progressive Waste’s information circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of the registration statement on Form F-4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste’s internet website for investors at http://investor.progressivewaste.com, and from Waste Connections’ investor relations website at http://wasteconnections.investorroom.com. Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Waste Connections and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the proposed transaction. Information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste’s registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Safe Harbor and Forward-Looking Information

This document includes forward-looking statements regarding our proposed merger with Progressive Waste (which includes “forward-looking information” within the meaning of applicable Canadian securities laws). These forward-looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2014, and Progressive Waste’s quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2014, as well as in Progressive Waste’s filings with the Canadian securities regulators. Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste. Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.